Exhibit (a)(1)(E)

Cambium Learning Group, Inc.

Offer to Exchange Certain Stock Options for New Options

NOTICE OF WITHDRAWAL

June 24, 2013

Dear Optionholder:

All terms used in this Notice of Withdrawal but not defined herein have the meanings given to them in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated June 24, 2013 (the “Offering Memorandum”).

INSTRUCTIONS TO WITHDRAWAL FORM

If you previously elected to accept the offer by Cambium Learning Group, Inc. to exchange all of your outstanding Eligible Options for New Options subject to the terms and conditions set forth in the Offering Memorandum, and you would like to change your election and withdraw the tender of your Eligible Options, you must complete, sign and date a copy of this Notice of Withdrawal and return this entire Notice of Withdrawal, including Schedule A, to Cambium so that we receive it before 5:00 p.m., Eastern Time, on July 24, 2013 (or on a later date, if we extend the exchange offer) (such expiration date, the “Expiration Date”). Any Notice of Withdrawal received after that time will not be accepted. Please read this entire Notice of Withdrawal carefully.

To withdraw your election with respect to all of your outstanding Eligible Options, place a check mark in the “I elect to withdraw all of my Eligible Options as set forth on Schedule A that I previously chose to exchange pursuant to the exchange offer” box below. Any Notice of Withdrawal submitted without the box “I elect to withdraw all of my Eligible Options that I previously chose to exchange pursuant to the exchange offer” marked will be rejected. For this Notice of Withdrawal to be valid it must be signed and dated and the entire Notice of Withdrawal, including Schedule A, must be returned to Cambium by one of the following means:

By Mail or Delivery Service:	By Facsimile:
Cambium Learning Group, Inc.	Cambium Learning Group, Inc.
Attention: Todd Buchardt	Attention: Todd Buchardt
17855 North Dallas Parkway, Suite 400	Facsimile: (214) 424-6425
Dallas, TX 75287

By E-mail:
todd.buchardt@cambiumlearning.com

Your Notice of Withdrawal will be effective only upon receipt by us. Cambium will only accept delivery of the signed and completed Notice of Withdrawal by one of the methods of delivery described above. The method of delivery is at your own option and risk. You are responsible for making sure that the Notice of Withdrawal is delivered to Todd Buchardt. You must allow for delivery time based on the method of delivery that you choose to ensure that we receive your Notice of Withdrawal before 5:00 p.m., Eastern Time, on the Expiration Date. Your tendered Eligible Options will not be considered withdrawn until we receive your properly completed and signed Notice of Withdrawal in its entirety, including Schedule A. If you miss the deadline to submit the Notice of Withdrawal but remain an Eligible Optionholder, your previously tendered Eligible Options will be cancelled and exchanged pursuant to the exchange offer.

Once you have withdrawn your Eligible Options, you may again surrender your Eligible Options by once again making an election to surrender the Eligible Options in accordance with the Offering Memorandum and the related election form prior to the expiration of the exchange offer.

If you do not receive a confirmation of receipt of your Notice of Withdrawal from us within five business days after the date your Notice of Withdrawal should have been received by us, or if you submit your Notice of Withdrawal less than five business days before the Expiration Date, which we expect will be 5:00 p.m., Eastern Time, on July 24, 2013, please contact Todd Buchardt, by facsimile to (214) 424-6425, by mail or delivery service to 17855 North Dallas Parkway, Suite 400, by phone at (214) 932-9590, or by e-mail to todd.buchardt@cambiumlearning.com.

DO NOT COMPLETE AND RETURN THIS NOTICE OF WITHDRAWAL UNLESS

YOU WISH TO WITHDRAW YOUR PREVIOUS TENDER OF ELIGIBLE OPTIONS.

Cambium Learning Group, Inc.

Offer to Exchange Outstanding Stock Options

Notice of Withdrawal

I previously received a copy of the Offering Memorandum, dated June 24, 2013, and the related Election Form. I completed, signed and returned the entire Election Form, in which I elected to tender all of my Eligible Options as set forth in the Election Form. I understand that, by signing this Notice of Withdrawal and delivering it to Cambium, I withdraw my acceptance of the exchange offer and reject the exchange offer. By rejecting the exchange offer, I understand that I will not receive any New Options in exchange for my Eligible Options that I previously tendered and I will keep my Eligible Options with their existing expiration date, exercise price, vesting schedule and other terms and conditions. My Eligible Options will continue to be governed by the equity incentive plan under which they were originally granted and by my existing stock option agreements with Cambium. The withdrawal of my Eligible Options from the exchange offer is at my own discretion. I agree that Cambium will not be liable for any costs, taxes, losses or damages I may incur as a result of my decision to withdraw my Eligible Options from the exchange offer.

☐	I elect to withdraw all of my Eligible Options as set forth on Schedule A that I previously chose to exchange pursuant to the exchange offer. Therefore, I have completed and signed this Notice of Withdrawal. I do not accept the offer to exchange any of my Eligible Options.

I have signed this Notice and printed my name exactly as it appears on the Election Form. I hereby represent and warrant that I have full power and authority to elect to withdraw my previously surrendered Eligible Options. Without limiting the foregoing, I hereby represent and warrant that either I am not married and do not have a registered domestic partner, my spouse or registered domestic partner has no community or other marital property rights in the Eligible Options or New Options, or my spouse or registered domestic partner has consented to and agreed to be bound by this Notice of Withdrawal. Upon request, I will execute and deliver any additional documents deemed by Cambium to be necessary or desirable in connection with my election to withdraw previously surrendered stock options pursuant to this Notice of Withdrawal.

Signature of Eligible Optionholder	Date and Time

Print Name of Eligible Optionholder	E-mail Address or Fax Number

Schedule A

Eligible Optionholder’s Eligible Options

Optionholder Name	Grant Date	Number of Eligible Options	Exchange Ratio	Number of New Options

A-1